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Raymond James Call Featuring VanEck and Axel Merk, Merk Investments

Gold in Today's Economic Environment

Axel Merk, President and CIO of Merk Investments, Manager of the Merk Funds, is an authority on currencies and a pioneer in the use of strategic currency investing to seek diversification and portable alpha. In this call, Mr. Merk will explain how to use gold during a bear market and an environment marked by slowing global growth. He will also discuss the **Van Eck® Merk® Gold Trust (OUNZ): The Gold ETF that Delivers.**

Wednesday, March 2, 2016 at 2:00 PM (ET)

U.S. Toll Free: 1.800.723.6604
Conference ID: 8335245

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For Financial Advisor Use Only. Not to be Distributed to the Public.

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IMPORTANT DISCLOSURE

This material must be preceded or accompanied by a prospectus. Before investing, you should carefully consider the Van Eck Merk Gold Trust's (the "Trust") investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by visiting vaneck.com/ounz or calling 800.826.2333. Please read the prospectus carefully before you invest.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location. Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). Van Eck Securities Corporation and Foreside Fund Services, LLC, provide marketing services to the Trust.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Van Eck Securities Corporation
666 Third Avenue
New York, NY 10017
800.826.2333

review by the Firm in accordance with the Firm's procedure for the review of correspondence.

© Van Eck Securities Corporation. All rights reserved.

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